SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 09 June 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Completion of the Rights Issue

9 June 2010

Not for release, publication or distribution, in whole or in part, directly or indirectly, in or into or from the Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Bank of Ireland announces the successful completion of the Rights Issue and placing of the Rights Issue rump

The Governor and Company of the Bank of Ireland ("Bank of Ireland" or "the Bank") announces that the underwriters of the Rights Issue have today procured subscribers for all of the 168,580,552 units of new Ordinary Stock for which valid acceptances were not received in the Rights Issue (the "Rump"), at a price of 75 cents per unit of new Ordinary Stock, a premium of 20 cents to the Rights Issue Price of 55 cents per unit of new Ordinary Stock.

The net proceeds from the sale of the Rump of approximately 19.85 cents per unit of new Ordinary Stock (after deduction of the Rights issue price of 55 cents per unit of new Ordinary Stock and relevant costs, including any brokerage and commissions and taxes) will be paid (without interest and rounded down to the nearest cent) to qualifying Stockholders who have not taken up their entitlements pro rata to their lapsed provisional allotments.

As a result, neither the underwriters nor any sub-underwriters will be required to subscribe for any units of new Ordinary Stock pursuant to the Rights Issue

Copies of this announcement are available, free of charge and in printed form, at Bank of Ireland's registered office at Lower Baggot Street, Dublin 2, Ireland.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 766 23 4703
Geraldine Deighan	Head of Group Investor Relations	+353 (0) 766 23 4729
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 766 23 4770

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States, and the Securities have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States, or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering or the Securities or the accuracy or adequacy of any of the documents or other information contained therein.

This announcement does not constitute a prospectus or prospectus equivalent document. Nothing in this announcement should be interpreted as a term or condition of any of the Proposals.

The distribution of this announcement and/or any other documents related to any offering of securities or the transfer or offering of securities into jurisdictions other than Ireland and the United Kingdom ('UK') may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

None of the Minister for Finance, the Department of Finance, the Irish Government, the NTMA, the NPRFC or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (the "Announcement"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of the Announcement. No Relevant Person has authorised or will authorise the contents of the Announcement, or has recommended or endorsed the merits of any course of action contemplated by the Announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 09 June 2010